   As filed with the Securities and Exchange Commission on February 14, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                                 SCHEDULE TO/A
                                 (Rule 14d-100)
     TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)
                               _________________
                            TELOCITY DELAWARE, INC.

                       (Name Of Subject Company (Issuer))

                             DIRECTV BROADBAND INC.
                          a wholly owned subsidiary of
                         HUGHES ELECTRONICS CORPORATION

                                      and
                         HUGHES ELECTRONICS CORPORATION
                      (Names Of Filing Persons (Offerors))
                               _________________
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title Of Class Of Securities)

                                  87971D 10 3
                     (Cusip Number Of Class Of Securities)
                               _________________
                                JOHN J. HIGGINS
                             ACTING GENERAL COUNSEL
                         HUGHES ELECTRONICS CORPORATION
                           200 N. SEPULVEDA BOULEVARD
                         EL SEGUNDO, CALIFORNIA  90245
                                 (310) 662-9688

          (Name, Address And Telephone Number Of Person Authorized To
         Receive Notice And Communications On Behalf Of Filing Persons)
                               _________________
                                   COPIES TO:
                                GARY OLSON, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA  90071
                                 (213) 485-1234

                           CALCULATION OF FILING FEE


     Transaction Valuation*                          Amount of Filing Fee**
-------------------------------------------------------------------------------
             $194,412,841                                   $38,883
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 81,356,495 outstanding shares of common stock of Telocity Delaware, Inc. at a purchase price of $2.15 per share. The transaction value also assumes (a) the purchase of 6,302,084 shares (which is the number of outstanding options to purchase shares of common stock of Telocity Delaware, Inc.) at a purchase price of $2.15 per share; (b) the purchase of 80,000 shares (which is the number of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc.) at a purchase price of $2.15 per share; and (c) the purchase of 2,685,998 shares (which is the number of outstanding warrants to purchase shares of common stock of Telocity Delaware, Inc.) at a purchase price of $2.15 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** $35,367 of this amount was paid on February 1, 2001 in connection with the initial filing of this statement on Schedule TO. The remaining balance of $3,516 is being paid concurrently with the filing of this amendment on Schedule TO/A.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.


-------------------------------------------------------------------------------
Amount Previously Paid:                          Filing Party:
                        ____________________                  ________________
Form or Registration No.:                        Date Filed:
                         ___________________                  ________________
-------------------------------------------------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction to Rule 13a-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on February 1, 2001, as amended by Amendment No. 1 filed on February 9, 2001 (collectively, the "Schedule TO") by DIRECTV Broadband Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hughes Electronics Corporation, a Delaware corporation, relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Telocity Delaware, Inc. (the "Company"), par value $.001 per share (the "Shares"), at $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and
(a)(2) to the Schedule TO (which are herein collectively referred to as the "Offer"). The information set forth in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

     This Amendment has been filed to amend the determination of the transaction value and the calculation of the associated filing fee as set forth on the cover of the Schedule TO.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DIRECTV Broadband Inc.

                              By:    /s/ Roxanne S. Austin
                              Name:  Roxanne S. Austin
                              Title: Senior Vice President and Chief Financial
                                     Officer


                              Hughes Electronics Corporation

                              By:     /s/ Roxanne S. Austin
                              Name:   Roxanne S. Austin
                              Title:  Senior Vice President and Chief Financial
                                      Officer


Dated: February 14, 2001

================================================================================